EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 16, 2010, relating to the consolidated financial statements of Apollo Gold Corporation (which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on Apollo Gold Corporation’s ability to continue as a going concern), and the effectiveness of Apollo Gold Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Apollo Gold Corporation for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
June 24, 2010